Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax mintz.com

July 24, 2020

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Edward M. Kelly

Re:	MICT, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed January 21, 2020

File No. 1-35850

Ladies and Gentlemen:

We are submitting this letter on behalf of MICT, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 6, 2020 from the Division of Corporation Finance, Office of Manufacturing, to David Lucatz, former Chief Executive Officer of the Company, relating to the above-referenced Preliminary Proxy Statement. In conjunction with this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Proxy Statement”) with the Commission. Capitalized terms used but not defined herein have the meanings given to them in the Amended Proxy Statement.

For convenient reference, we have reproduced the Staff’s comments with the Company’s applicable responses just below. These responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. As indicated below, the Company has responded to the Staff’s comments by making changes to the disclosure in the Amended Proxy Statement and future periodic filings.

Preliminary Proxy Statement on Schedule 14A

GFH, page 2

Comment 1: Disclosure that GFH has two wholly owned subsidiaries, ParagonEX and Beijing Brookfield, appears inconsistent with disclosure under “Share Exchange Agreements” on page 84 that the closings of the ParagonEx and Beijing Brookfield acquisitions are pending. Please reconcile the disclosures.

Response 1: The Merger Agreement (as defined in the Amended Proxy Statement) was amended and restated on April 15, 2020. In connection therewith, the Share Exchange Agreements were terminated, and ParagonEx and Beijing Brookfield are no longer involved in the Merger. As such, this Comment 1 is no longer applicable.

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

July 24, 2020

Ownership Structure, page 3

Comment 2: Disclosure in the post-closing structure diagram that Global Fintech will own 75.76% of the Company after the merger appears inconsistent with disclosure in the last paragraph on page 4 that BNN would own greater than 20% of the voting power of the company after the merger and would be the company’s largest shareholder which would be considered a change of control under Nasdaq listing rules. Please reconcile the disclosures. Additionally, we note that BNN is not included in the post-closing structure diagram on page 3 or in the beneficial ownership of securities table on page 216. Please revise or advise.

Response 2: Neither the post-closing structure diagram nor the statement regarding BNN’s ownership appear in the Amended Proxy Statement. As such, this Comment 2 is no longer applicable.

Comment 3: Given the small ownership percentage of the company’s public stockholders after the merger as illustrated in the post-closing structure diagram, please advise whether the merger represents the first step in a going private transaction. We note also the risk factor disclosure “Nasdaq may delist MICT’s securities...” on page 34.

Response 3: The Merger does not represent the first step in a going private transaction. Rather, not only is it the intention of all of the parties to the Merger Agreement that the Company shall remain public, but certain agreements in connection with the offering of Series A Preferred Shares and the Convertible Notes require that a resale registration statement with respect to the underlying shares of Common Stock remain effective for some period of time.

Record Date; Outstanding Shares; Stockholders Entitled to Vote, page 6

Comment 4: Disclose the number of shares that BNN intends to vote in favor of the merger. We note the disclosure in the last paragraph on page 4. Additionally, if Mr. Lucatz and BNN intend to exercise options or take any other action to provide additional shares to vote in favor of the merger proposal, please discuss.

Response 4: The disclosure in the last paragraph on page 4 has been deleted in the Amended Proxy Statement. As such, the first two sentences of this Comment 4 are no longer applicable. Furthermore, Mr. Lucatz, who has since stepped down as the Company’s Chief Executive Officer, does not intend to exercise any options or take any other actions to further support the vote.

Share Exchange Agreements, page 84

Comment 5: Disclosure indicates that GFH will acquire all of the issued and outstanding ordinary shares and other equity interest of Beijing Brookfield in exchange for 16,310,759 newly issued shares of Global Fintech and that GFH will acquire all of the issued and outstanding shares of ParagonEx in exchange for payment of $10 million in cash and delivery of 75,132,504 newly issued shares of Global Fintech. Specify what percentage of ownership of Global Fintech the newly issued shares of Global Fintech to each of Beijing Brookfield and ParagonEx represent.

Response 5: The Merger Agreement was amended and restated on April 15, 2020. In connection therewith, the Share Exchange Agreements were terminated, and ParagonEx and Beijing Brookfield are no longer involved in the Merger. As such, this Comment 5 is no longer applicable.

July 24, 2020

Charter Amendment Proposal, page 105

Comment 6: Allocate under “Background and Overview” the number of shares of common stock required for the purpose of carrying out the merger and issuance of shares of common stock upon conversion of the convertible debentures and the convertible notes, exercise of the note warrants, and the conversion or exercise of other outstanding securities of the company. For example, we note disclosure on page 2 that Global Fintech will receive an aggregate of 109,946,914 shares of the company’s common stock at the merger’s effective time and disclosure on page 7 that Mr. Darren Mercer will receive a majority of shares of GFH under its 2019 equity incentive plan which will be exchanged for shares of the company’s common stock at the merger’s closing.

Response 6: In response to the Staff’s comment, a table has been inserted under the heading “Summary of the Material Terms of the Proxy Statement – Ownership Structure” to separately identify the total number of shares of Common Stock required for the purpose of carrying out the exercise or conversion, as applicable, of the Consideration Note, the Series A Preferred Stock, the Series A Warrants, the Convertible Notes, the Series B Preferred Stock, and the Note Warrants.

Information about Officers, Directors and Director Nominees, page 112

Comment 7: Ensure that the biographical paragraph of Mr. Darren Mercer here and on page 167 describes appropriately his business experience during the past five years. For example, we note the disclosure on page 7 that Mr. Darren Mercer is the sole director of GFH. See Item 7 of Schedule 14A and Item 401(e) of Regulation S-K. Additionally, given Mr. Mercer’s relationships with Global Fintech, GFH, BNN, and Strategic Partnerships and Business Development, advise what consideration you have given to risk factor disclosure of Mr. Mercer’s potential conflicts of interest, including involvement in negotiations of the merger agreement and related transactions as summarized on pages 85-96, and also additional disclosure under “Certain Relationships and Related Party Transactions of MICT” on page 217 concerning Mr. Mercer’s relationships to those entities.

Response 7: In response to the Staff’s comment, the biographical paragraph of Mr. Mercer has been updated to more accurately describe his business experience during the last five years. Additionally, with respect to Mr. Mercer’s relationships described in Comment 7, following Mr. Mercer’s appointment to the Company’s board of directors on November 3, 2019, all material discussions involving the Merger, including the negotiation of the Merger Agreement, were conducted by the special committee of the board of directors, of which Mr. Mercer is not a member. Nonetheless, we have added a risk factor to the effect that, since becoming a director, Mr. Mercer has had such conflicts and that, despite the fact that he is recused from voting on matters in which he is conflicted, and despite the fact that he has not served as a member of the special committee of the board of directors, he still may be in a position to attempt to influence the outcome of the contemplated deliberations and related transactions.

July 24, 2020

Compensation of Directors, page 173

Comment 8: Provide a director compensation table for the fiscal year ended December 31, 2019. See Item 7 of Schedule 14A and Item 402(k) of Regulation S-K. In addition, please provide the information required by Item 402 of Regulation S-K for Mr. Mercer and any other person who will continue as a director or officer of the surviving company. Refer to Instruction 1 to Item 14 of Schedule 14A and Item 18(a)(7) of Form S-4.

Response 8: In response to the Staff’s comment, a director compensation table for the fiscal year ended December 31, 2019 has been provided, as well as any information required by Item 402 of Regulation S-K for Mr. Mercer and any other person who will continue as a director or officer of the surviving company.

Beneficial Ownership of Securities, page 216

Comment 9: Please complete all information omitted in the table.

Response 9: In response to the Staff’s comment, all information previously omitted in the table has been completed.

*        *        *        *        *

We hope that the above responses and the related revisions reflected in the Amended Proxy Statement will be acceptable to the Staff. Please do not hesitate to contact me at (212) 692-6768 or KRKoch@mintz.com with any comments or questions regarding the Amended Proxy Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	Securities and Exchange Commission
Erin M. Purnell, Senior Counsel

MICT, Inc.
David Lucatz, Chief Executive Officer